

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2013

Via E-mail
Mr. Brian Woolf
Chief Executive Officer
Body Central Corp.
6225 Powers Avenue
Jacksonville, FL 32217

> **Re:** **Body Central Corp.**
> **Form 10-K for Fiscal Year Ended December 29, 2012**
> **Filed March 13, 2013**
> **File No. 001-34906**

Dear Mr. Woolf:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Equity-Based Compensation, page 24

1. In future filings please provide a more detailed compensation discussion and analysis for the grants described in this section. For example, it is unclear how the awards were determined or why, for certain officers, they differed significantly from the awards granted in the previous fiscal year. Please refer to Item 402(b) of Regulation S-K for guidance. Please provide us with draft disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Shaz Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director